UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Brandywine Realty Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

105368203
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105368203	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumitomo Mitsui Trust Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,993,939
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 79,486(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,993,939
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.39%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) FI

(1) The Reporting Person does not have dispositive power over the remaining 1,914,453 shares that it beneficially owns.

(2) Based on an aggregate number of common shares of beneficial interest outstanding of 143,443,501 as of October 26, 2012, as reported by the Issuer in its quarterly report for the period ended September 30, 2012 filed on Form 10-Q on November 2, 2012.

CUSIP No. 105368203	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumitomo Mitsui Trust Bank, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 17,387
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 17,387
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,387
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%(1)
12.	TYPE OF REPORTING PERSON (See Instructions) FI

(1) Based on an aggregate number of common shares of beneficial interest outstanding of 143,443,501 as of October 26, 2012, as reported by the Issuer in its quarterly report for the period ended September 30, 2012 filed on Form 10-Q on November 2, 2012.

CUSIP No. 105368203	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumitomo Mitsui Trust Asset Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 34,445
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 34,445
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,445
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%(1)
12.	TYPE OF REPORTING PERSON (See Instructions) FI

(1) Based on an aggregate number of common shares of beneficial interest outstanding of 143,443,501 as of October 26, 2012, as reported by the Issuer in its quarterly report for the period ended September 30, 2012 filed on Form 10-Q on November 2, 2012.

CUSIP No. 105368203	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nikko Asset Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,942,107
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 27,654(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,942,107
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.35%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) FI

(1) The Reporting Person does not have dispositive power over the remaining 1,914,453 shares that it beneficially owns.
(2) Based on an aggregate number of common shares of beneficial interest outstanding of 143,443,501 as of October 26, 2012, as reported by the Issuer in its quarterly report for the period ended September 30, 2012 filed on Form 10-Q on November 2, 2012.

CUSIP No. 105368203	13G	Page 6 of 13 Pages

Item 1(a).  Name of Issuer

Brandywine Realty Trust

Item 1(b).  Address of Issuer’s Principal Executive Offices

        555 East Lancaster Avenue
        Suite 100
        Radnor, PA 19087
        United States

Item 2(a).  Name of Persons Filing

Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”)

Sumitomo Mitsui Trust Bank, Limited (“SMTB”)

Sumitomo Mitsui Trust Asset Management Co., Ltd. (“SMTAM”)

Nikko Asset Management Co., Ltd. (“Nikko”)

Item 2(b).  Address of Principal Business Office or, If None, Residence

SMTH:
        1-4 Marunouchi 1-chome
        Chiyoda-ku
        Tokyo 100-8233
        Japan

SMTB:
        1-4 Marunouchi 1-chome
        Chiyoda-ku
        Tokyo 100-8233
        Japan

SMTAM:
        33-1 Shiba 3-chome
        Minato-ku
        Tokyo 105-8574
        Japan

Nikko:
        7-1 Akasaka 9-chome
        Minato-ku
        Tokyo 107-6242
        Japan

Item 2(c).   Citizenship

Japan

Item 2(d).   Title of Class of Securities

Common Stock

CUSIP No. 105368203	13G	Page 7 of 13 Pages

Item 2(e).   CUSIP No.

105368203

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

SMTH:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Parent holding company.

SMTB:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP No. 105368203	13G	Page 8 of 13 Pages

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Bank.

SMTAM:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment adviser.

Nikko:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 105368203	13G	Page 9 of 13 Pages

(j)	☒ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Investment adviser.

Item 4.  Ownership

SMTH:

(a) Amount beneficially owned:	1,993,939

(b) Percent of class:	1.39%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	1,993,939

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	79,486*

(iv) Shared power to dispose or to direct the disposition of:	0

*The Reporting Person does not have dispositive power over the remaining 1,914,453 shares that it beneficially owns.

SMTB:

(a) Amount beneficially owned:	17,387

(b) Percent of class:	Less than 0.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	17,387

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	17,387

(iv) Shared power to dispose or to direct the disposition of:	0

SMTAM:

(a) Amount beneficially owned:	34,445

(b) Percent of class:	Less than 0.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	34,445

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	34,445

(iv) Shared power to dispose or to direct the disposition of:	0

CUSIP No. 105368203	13G	Page 10 of 13 Pages

Nikko:

(a) Amount beneficially owned:	1,942,107

(b) Percent of class:	1.35%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	1,942,107

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	27,654*

(iv) Shared power to dispose or to direct the disposition of:	0

*The Reporting Person does not have dispositive power over the remaining 1,914,453 shares that it beneficially owns.

Item 5.  Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

As of December 31, 2012, SMTH beneficially owns 1,993,939 shares of the Issuer indirectly through its subsidiaries as follows:

(a)	SMTB – 17,387

(b)	SMTAM – 34,445

(c)	Nikko – 1,942,107

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 105368203	13G	Page 11 of 13 Pages

Item 10.  Certifications.

By signing below the filers certify that, to the best of their knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory schemes applicable to parent holding companies, banks and investment advisers, respectively, are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The filers also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 105368203	13G	Page 12 of 13 Pages

SIGNATURE

SMTH:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

Sumitomo Mitsui Trust Holdings, Inc.

By:	/s/ Yoshinori Tomiyama
	Name:	Yoshinori Tomiyama
	Title:	Senior Manager of Risk Management Dept.

SMTB:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

Sumitomo Mitsui Trust Bank, Limited

By:	/s/ Makoto Takamura
	Name:	Makoto Takamura
	Title:	Head of Planning Team of Securities Trust Business Planning Dept.

CUSIP No. 105368203	13G	Page 13 of 13 Pages

SMTAM:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013

Sumitomo Mitsui Trust Asset Management Co., Ltd.

By:	/s/ Akihiko Koda
	Name:	Akihiko Koda
	Title:	General Manager of Risk Management Dept.

Nikko:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

Nikko Asset Management Co., Ltd.

By:	/s/ Kenji Nishiyama
	Name:	Kenji Nishiyama
	Title:	Chief Compliance Officer